Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARAGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for the six months ended June 30, 2017, and each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012. We have not included a ratio of earnings to combined fixed charges because we do not have earnings. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
	(in thousands)
Earnings:
Net loss	$(5,821)	$(10,310)	$(6,697)	$(6,562)	$(5,522)	$(5,812)
Add back: Fixed charges	100	1,843	1,475	358	243	122
Total adjusted net loss	$(5,721)	$(8,467)	$(5,222)	$(6,204)	$(5,279)	$(5,690)

Fixed charges:
Interest expense	$-	$385	$385	$269	$49	$31
Amortized discounts and deferred costs related to indebtedness	-	1,351	1,001	-	116	30
Interest component of rent expense (1)	100	107	89	89	78	61
Total combined fixed charges	$100	$1,843	$1,475	$358	$243	$122

Deficiency of earnings available to cover fixed charges (2)	$(5,821)	$(10,310)	$(6,697)	$(6,562)	$(5,522)	$(5,812)

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.
(2)	For periods in which there is a deficiency of earnings available to cover combined fixed charges, the ratio information is not applicable.